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18005010

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ANNUAL AUDITED REPORT FORM X-17A-5 /A PART III

SEC FILE NUMBER
8- 52229

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Newcourt Securities, Ltd (Company)

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

23 Warning Rd
(No. and Street)

Pound Ridge (City) NY (State) 10576 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter M. Lawrence - CEO (914) 764-1580
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morey, Nee, Buck, & Oswald, LLC
(Name – if individual, state last, first, middle name)

1120 N. Bethehem Pike, Ste 107 (Address) Spring House (City) PA (State) 19477 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 5 2018
DIVISION OF TRADING & MARKETS

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter M. Lawrence, CEO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Newcourt Securities, Ltd (Company), as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

BRIDGET ASARO LAWRENCE
Notary Public, State of New York
No. 24-01AS 4695708
Qualified in Westchester County
Commission Expires 2/28/22

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NEWCOURT SECURITIES, LTD.

Member FINRA/SIPC

23 Waring Road
Pound Ridge, NY 10576
(914) 764-1590
FAX (914) 764-1595

February 27, 2018

Morey, Nee, Buck & Oswald, LLC
2571 Baglyos Circle, Suite B20
Bethlehem, PA 18020

This representation letter is provided in connection with your audit of the financial statements of Newcourt Securities, Ltd, which comprise the statement of financial condition as of December 31, 2017, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information, for the purpose of expressing an opinion as to whether the financial statements are presented fairly, in all material respects, in accordance with accounting principles generally accepted in the United States (U.S. GAAP). We are also responsible for adopting sound accounting policies, establishing and maintaining internal control, and preventing and detecting fraud.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

We confirm, to the best of our knowledge and belief, as of February 27, 2018, the following representations made to you during your audit.

- We have fulfilled our responsibilities, as set out in the terms of the audit engagement letter dated November 30, 2017, including our responsibility for the preparation and fair presentation of the financial statements pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, and the related notes to the financial statements and supplemental information.
- The financial statements referred to above are fairly presented in conformity with U.S. GAAP and include all disclosures necessary for such fair presentation and disclosures required to be included by the laws and regulations to which the Company is subject.
- We have provided you with:
  - Access to all financial records and other information of which we are aware that is relevant to the preparation and fair presentation of the financial statements, such as records, documentation, and other matters, including the names of all related parties and all relationships and transactions with related parties.
  - Additional information that you have requested from us for the purpose of the audit.
  - Unrestricted access to persons within the entity from whom you determined it necessary to obtain audit evidence.

- We acknowledge our responsibility for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements and supplementary information that are free from material misstatement, whether due to fraud or error.
- We acknowledge our responsibility for the design, implementation, and maintenance of internal control to prevent and detect fraud.
- The books and records underlying the financial statements and supplemental information have been reconciled to supporting data and properly adjusted as necessary.
- All material transactions have been properly recorded in the accounting records and reflected in the financial statements.
- We have disclosed to you the results of our assessment of the risk that the financial statements may be materially misstated as a result of fraud.
- We have no knowledge of any fraud or suspected fraud that affects the entity and involves:
    - Management,
    - Employees who have significant roles in internal control, or
    - Others where the fraud could have a material effect on the financial statements.
- We have no knowledge of any allegations of fraud or suspected fraud affecting the Company's financial statements communicated by employees, former employees, regulators, or others.
- We have no knowledge of any violations or suspected violations of laws and regulations whose effects should be considered when preparing financial statements or as a basis for recording a loss contingency.
- There are no related party relationships or transactions, including sales, purchases, loans, transfers, leasing arrangements, guarantees, and amounts receivable from or payable to related parties.
- Significant assumptions we used in making accounting estimates, including those measured at fair value, are reasonable.
- Significant estimates and material concentrations known to management have been properly disclosed in accordance with U.S. GAAP.
- The effects of uncorrected misstatements are immaterial, both individually and in the aggregate, to the financial statements as a whole. A list of the uncorrected misstatements is attached to the representation letter.
- The effects of all known actual or possible litigation, claims, and assessments have been accounted for and disclosed in accordance with U.S. GAAP.
- Guarantees, whether written or oral, under which the company is contingently liable, have been properly recorded or disclosed in accordance with U.S. GAAP.
- All securities exchange memberships and participation in joint accounts carried by others have been properly recorded.
- There are no material unrecorded assets or contingent assets, such as claims relating to buy-ins, unfulfilled contracts, etc., whose value depends on the fulfillment of conditions regarded as uncertain.
- All borrowings and financial obligations of which we are aware are included in the financial statements, and all borrowing arrangements of which we are aware are disclosed.
- There are no securities or investments not readily marketable owned by us or pledged to secure assets loaned pursuant to subordinated agreements.
- The Company has assessed the impact of FASB ASC 740, Income Taxes , and has determined that no material liability is required to be recorded.
- There are no borrowings or claims unconditionally subordinated to all claims or general creditors pursuant to a written agreement.

- We are not aware of any pending or threatened litigation, claims or assessments, or unasserted claims or assessments that are required to be accrued or disclosed in the financial statements in accordance with U.S. GAAP, and we have not consulted a lawyer concerning litigation, claims or assessments.
- We have obtained the service auditor's report from our service organization Hilltop Securities, Inc. We have reviewed that report, including the complementary user controls. We have implemented the relevant user controls and they were in operation for the year ended December 31, 2017.
- There are no other liabilities or gain or loss contingencies that are required to be accrued or disclosed under GAAP.
- There are no side agreements, implicit provisions, unstated business conventions, or other arrangements (either written or oral) that have not been disclosed to you.
- The company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral.
- Information about financial instruments with off-balance-sheet risk and financial instruments (including receivables) with concentrations of credit risk have been properly disclosed.
- We have no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.
- We have complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.
- We understand and acknowledge our responsibility for the fair presentation of the Computation of Net Capital Under SEC Rule 15c3-1 in accordance with U.S. GAAP and Rule 17a-5 of the Securities and Exchange Act of 1934. We believe the Computation of Net Capital Under SEC Rule 15c3-1, including its form and content, is fairly presented in accordance with U.S. GAAP and SEC Rule 17a-5. The methods of measurement and presentation of the Computation of Net Capital Under SEC Rule 15c3-1 have not changed from those used in the prior period. The form and content of Computation of Net Capital Under SEC Rule 15c3-1 complies, in all material respects, with the regulatory requirements of SEC Rule 17a-5. We are responsible for, and have disclosed to you, any significant assumptions or interpretations underlying the measurement and presentation of the supplemental information, and we believe that those assumptions or interpretations are appropriate.
- There have been no regulatory examination reports, supervising correspondence, or similar materials received from applicable regulatory agencies, including communications concerning supervisory actions or noncompliance with, or deficiencies in, rules, regulations, or supervisory actions during the year ended December 31, 2017 or through February 27, 2018.
- There are no capital withdrawals anticipated within the next six months other than in the ordinary course of business.
- We are responsible for establishing and maintaining adequate internal control for safeguarding the Company's securities and for the practices and procedures relevant to the objectives stated in SEC Rule 17a-5(g), including making periodic computations of aggregated indebtedness (or aggregate debits) and net capital under Rule 15c3-1 and for maintaining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we do not maintain practices and procedures related to the following:
    - Making quarterly securities examinations, counts, verifications, and comparisons, and recording the differences as required by Rule 17a-13.
    - Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

  We believe that our practices and procedures were adequate at [Financial Statement Date] to meet the SEC's objectives. There have been no significant changes in internal control since [Financial Statement Date] .
- We acknowledge our responsibility for compliance with the identified exemption provisions throughout the year, and our assertions, (1) The Company is exempt from the reserve requirements of Rule 15c3-3 and its transactions are limited, such that it does not handle customer funds or securities and (2) The

computation for reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable, are the responsibility of management. We have made available to you all records and other information relating to our assertions, including communications from regulatory agencies, internal auditors, and others who perform equivalent functions and compliance functions concerning possible exceptions to exemption provisions through the date of the review report. There have been no known events or other factors subsequent to the period addressed in our assertions that might significantly affect our compliance with the identified exemption provisions.

- The Company has been in compliance with the exemptive provisions of SEC Rule 15c3-3 at all times during the year ended December 31, 2017 and through February 27, 2018.
- Net capital computations prepared by us during the period January 1, 2017 through February 27, 2018 indicated that we were in compliance with the requirements of The Net Capital Rule (SEC Rule 15c3-1) at all times during the period. The Company is not subject to, and did not prepare, a calculation for the reserve requirements of SEC Rule 15c3-3.
- There were no significant deficiencies or material weaknesses at December 31, 2017 or during the period January 1, 2017 through February 27, 2018, in internal control over financial reporting and control activities for safeguarding the Company's securities (as well as other assets), and the practices and procedures followed in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital as defined in accordance with the Net Capital Rule (SEC Rule 15c3-1).
- There are no outstanding past due PCAOB accounting support fees.

No events have occurred subsequent to the balance sheet date and through the date of this letter that would require adjustment to, or disclosure in, the financial statements.

Signature: Peter Y. Lau

Title: President + CEO